SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 9, 2009

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-06

Inmarsat Finance plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒         40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT GROUP LIMITED

Date: November 9, 2009	By:	/S/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer

INMARSAT FINANCE plc

Date: November 9, 2009	By:	/S/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer

INMARSAT GROUP LIMITED

CONDENSED CONSOLIDATED FINANCIAL RESULTS

For the three and nine months ended 30 September 2009

(unaudited)

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe”, “expect”, “intend”, “may”, “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that the Group’s actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, even if the Group’s financial condition, results of operations and cash flows, and the development of the industry in which we operate are consistent with the forward-looking statements in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause the Group’s actual results of operations, financial condition or cash flows, or the development of the industry in which we operate, to differ from current expectations include those risk factors disclosed in the Group’s Form 20-F Annual Report for Inmarsat Group Limited for the year ended 31 December 2008 as filed with the Securities and Exchange Commission (“SEC”) on 29 April 2009.

As a consequence, the Group’s future financial condition, results of operations and cash flows, as well as the development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on the Group’s behalf.

Non-GAAP Measures

We use a number of non-GAAP measures in addition to GAAP measures in order to provide readers with a better understanding of the underlying performance of our business, and to improve comparability of our results for the periods concerned. Where such non-GAAP measures are given, this is clearly indicated and the comparable GAAP measure is also given.

Net Borrowings

Net Borrowings is defined as total borrowings less cash at bank and in hand less short-term deposits with an original maturity of less than three months. We use Net Borrowings as a part of our internal debt analysis. We believe that Net Borrowings is a useful measure as it indicates the level of borrowings after taking account of the financial assets within our business that could be utilised to pay down the outstanding borrowings.

Free cash flow

We define free cash flow (“FCF”) as cash generated from operations less capital expenditure, capitalised operating costs, net interest and cash tax payments. Other companies may define FCF differently and, as a result, our measure of FCF may not be directly comparable to the FCF of other companies.

FCF is a supplemental measure of our performance and liquidity under International Financial Reporting Standards (“IFRS”) that is not required by, or presented in accordance with IFRS. Furthermore, FCF is not a measurement of our performance or liquidity under IFRS and should not be considered as an alternative to net income and operating income as a measure of our performance and net cash generated from operating activities as a measure of our liquidity, or any other performance measures derived in accordance with IFRS.

We believe FCF is an important financial measure for use in evaluating our financial performance and liquidity, which measures our ability to generate additional cash from our business operations. We believe it is important to view FCF as a measure that provides supplemental information to our entire statement of cash flows.

EBITDA

We define EBITDA as profit before interest, taxation and, depreciation and amortisation. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to the EBITDA of other companies.

EBITDA and the related ratios are supplemental measures of our performance and liquidity under IFRS that are not required by, or presented in accordance with IFRS. Furthermore, EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS.

We believe EBITDA among other measures facilitates operating performance comparisons from period to period and management decision making. It also facilitates operating performance comparisons from company to company. EBITDA eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation and amortisation of tangible and intangible assets (affecting relative depreciation and amortisation expense). We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, the vast majority of which present EBITDA when reporting their results.

Operating and Financial Review

The following is a discussion of the unaudited condensed consolidated results of operations and financial condition of Inmarsat Group Limited (“the Company” or together with its subsidiaries, “the Group”) for the three and nine months ended 30 September 2009. You should read the following discussion together with the whole of this document including the historical consolidated financial results and the notes. The consolidated financial results were prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board.

Overview

Inmarsat is the leading provider of global mobile satellite communications services (“MSS”), providing data and voice connectivity to end-users worldwide. Inmarsat has 30 years of experience in designing, launching and operating its satellite-based network. With a fleet of eleven owned and operated geostationary satellites, the Group provides a comprehensive portfolio of global mobile satellite communications services for use at sea, on land and in the air. These include voice and broadband data services, which support safety communications, as well as standard office applications such as email, internet, secure VPN access and videoconferencing. The Group’s revenues for the three months ended 30 September 2009 were US$176.7m (2008: US$162.5m), operating profit was US$88.5m (2008: US$70.3m) and EBITDA was US$133.0m (2008: US$112.3m).

The results of the Group’s operations are reported in US Dollars as the majority of revenues and borrowings are denominated in US Dollars.

Chairman and Chief Executive Officer extends term of office

On 1 October 2009, we announced that Andrew Sukawaty had accepted a proposal from the Inmarsat plc Board of Directors to extend his role as Chairman and Chief Executive Officer until 30 September 2011 and then move to the role of Chairman until at least 30 September 2012.

Senior Notes offering announced today

Concurrent with the announcement of these results, we have announced our intention to offer not less than US$650.0m of new Senior Notes. If the offering of the new Senior Notes is completed, we expect to use the proceeds to (a) redeem 100% of the principal amount outstanding of our existing 7.625% Senior Notes due 2012, (b) make a payment of approximately US$465.6m on the subordinated intercompany funding loan from our direct parent company, Inmarsat Holdings Limited, (c) pay fees and expenses for the offering, and (d) hold any surplus proceeds for general corporate purposes. In connection with the payment on the subordinated intercompany funding loan, we expect Inmarsat Holdings Limited to use the proceeds of the payment to effect steps that will result in the redemption of 100% of the principal amount of the 10.375% Senior Discount Notes due 2012 and issued by Inmarsat Finance II plc. We will issue a press release to confirm the outcome of the offering.

New US$500.0m Senior Credit Facility

On 6 November 2009, we elected to draw on our new US$500.0m Senior Credit Facility, which was signed and previously announced by us in July 2009. The new facility consists of a US$200.0m term loan and a US$300.0m revolving credit facility (of which we have initially drawn US$90.0m). Under the terms of the new Senior Credit Facility we used the initial drawings of US$290.0m, together with an amount from cash on hand, to pre-pay and cancel our previous senior credit facility. On the pre-payment date, the amount outstanding under the previous senior credit facility was US$315.0m. The new Senior Credit Facility will mature in May 2012 and has substantially similar terms and conditions as the previous credit facility, with the exception of an increase in margin reflecting current loan market conditions. Advances under the new Senior Credit Facility will bear interest equal to LIBOR, plus an applicable margin of between 2.00% and 3.00% determined by reference to the ratio of total net debt to EBITDA.

Inmarsat Services

In July 2009 Inmarsat plc (the ultimate parent company) completed a strategic investment, long-term global distribution agreement and new product development agreement with SkyWave Mobile Communications (“SkyWave”), a global provider of two-way satellite products and services. Inmarsat plc acquired a stake of approximately 19% in the privately held SkyWave for an initial cash consideration of US$10.0m and deferred consideration of US$11.5m consisting of deferred airtime credits. On 14 October 2009, SkyWave announced that all of its GlobalWave North American customers have migrated to the Inmarsat network for their satellite-based asset tracking, monitoring and control applications. Over 50,000 active GlobalWave MT series terminals operating in Canada, United States and Mexico have been successfully transferred to the Inmarsat-4 Americas satellite.

On 7 October 2009, we announced that, together with our service partner SATLINK, we have won the first European contract to migrate fishing vessels from a paper logbook system to an electronic recording and reporting system (“ERS”). Mandatory European Union legislation requires all masters of fishing vessels over 15 metres in length to migrate their logbook operation from manual to an electronic recording and reporting system by July 2011, with the first phase applying from 1 January 2010 for vessels over 24 metres in length. The first contract with Ireland’s Sea Fisheries Protection Authority (“SFPA”), for around 100 fishing vessels that are over 24 metres in length, has been awarded to a solution that is based on our FleetBroadband 250 service. The tender issued by the SFPA is seen as the blueprint for the rest of the European fishing industry. Over 10,000 vessels across Europe are expected to be converted to an ERS by early 2010.

Possible acquisition

We are currently in discussions with a third party regarding a potential acquisition of an established business which provides integrated satellite communications services. We currently anticipate that the initial consideration for the acquisition would be less than US$150.0m and that the third party entity will have no material indebtedness at closing. The third party entity has an established operating history, and in 2008 recorded revenues in excess of US$50.0m, together with positive operating profit and positive net income. We cannot guarantee that any agreement regarding this acquisition will be reached or, if an agreement is reached, the acquisition will be completed successfully.

Interim Dividend

On 29 September 2009, the Board declared and recorded an interim dividend of US$58.4m to Inmarsat Holdings Ltd. Inmarsat plc paid an interim dividend of 12.73 cents (US dollars) per ordinary share to its shareholders on 30 October 2009.

Revenues

Revenues for the three months ended 30 September 2009 were US$176.7m, an increase of US$14.2m, or 8.7%, compared with the three months ended 30 September 2008. The table below sets out the components of the Group’s total revenue for each of the periods under review:

	Three months ended 30 September		Increase/ (decrease)	Nine months ended 30 September		Increase/ (decrease)
	2009	2008		2009	2008
	(US$ in millions)%			(US$ in millions)%
Revenues
Maritime sector:
Voice services	25.9	25.7	0.8%	79.0	78.4	0.8%
Data services	63.2	55.9	13.1%	186.8	171.2	9.1%

Total maritime sector	89.1	81.6	9.2%	265.8	249.6	6.5%
Land mobile sector:
Voice services	1.8	2.8	(35.7%)	6.5	8.7	(25.3%)
Data services	37.0	34.5	7.2%	102.3	98.2	4.2%

Total land mobile sector	38.8	37.3	4.0%	108.8	106.9	1.8%
Aeronautical sector	19.7	17.9	10.1%	55.2	46.2	19.5%
Leasing	26.7	20.6	29.6%	76.1	58.5	30.1%

Total MSS	174.3	157.4	10.7%	505.9	461.2	9.7%

Other income	2.4	5.1	(52.9%)	7.4	12.9	(42.6%)

Total revenue	176.7	162.5	8.7%	513.3	474.1	8.3%

During the three months ended 30 September 2009, revenues from MSS were US$174.3m, an increase of US$16.9m, or 10.7%, compared with the three months ended 30 September 2008. Growth has been driven by demand assigned services such as Fleet, BGAN, FleetBroadband and Swift64, as well as from new leasing business.

Total active terminal numbers as at 30 September 2009 were 254,000, an increase of 12,400, or 5.1%, compared with 30 September 2008.

The table below sets out the active terminals by sector:

	As at 30 September		Increase/ (decrease)
(000’s)	2009	2008	%
Active terminals(1)
Maritime	169.6	151.4	12.0%
Land mobile	73.6	80.4	(8.5%)
Aeronautical	10.8	9.8	10.2%

Total active terminals	254.0	241.6	5.1%

(1)	Active terminals are the number of subscribers or terminals that have been used to access commercial services (except certain SPS terminals) at any time during the preceding twelve-month period and registered at 30 September. Active terminals also include the average number of certain SPS terminals (which we have previously referred to as ACeS handheld terminals) active on a daily basis during the period. Active terminals exclude our terminals (Inmarsat D+ and Isat M2M) used to access our Satellite Low Data Rate (“SLDR”) or telemetry services. At 30 September 2009, we had 231,486 SLDR terminals.

There was growth in active terminals in both the maritime and aeronautical sectors, partially offset by a reduction in the land mobile sector. Maritime active terminals were up 12.0% period over period, which included 28% growth in our base of active Fleet and FleetBroadband terminals. The increase in the number of maritime active terminals is also driven by sales of Inmarsat-C terminals, which are often installed for regulatory compliance reasons, but generate low levels of traffic and revenue. In the land mobile sector, the number of active terminals reflects increased numbers of BGAN subscribers, being more than offset by reductions in older services, including GAN and Mini M, plus the discontinuation of the R-BGAN service as at 31 December 2008 (there were 5,500 active R-BGAN terminals at 30 September 2008 and nil at 30 September 2009). In the aeronautical sector, we have seen continued growth in Swift 64 (high-speed data) and ‘Classic’ aero (low-speed data) with increased active terminal numbers.

Total active terminals as at 30 September 2009 were 254,000, an increase of 17,900 or 7.6%, compared with 30 September 2008 (excluding R-BGAN terminals). Total active terminals, excluding the discontinued R-BGAN service, as at 30 September 2008, were 236,100.

Seasonality—Impact of volume discounts: The terms of the Volume Discount Scheme (“VDS”) have changed following the signing of the new distribution agreements by our distribution partners. With effect from 1 May 2009, the VDS was changed, resulting in the implementation of a more even phasing of discounts during the year. Historically, volume discounts under the old VDS progressively increased over the course of the year, with lower discount levels in early quarters and higher discount levels in later quarters, as our distribution partners met specific thresholds. Volume discounts for the period 1 January 2009 to 30 April 2009 were based on the old VDS, condensed from a twelve-month period into a four-month period. Volume discounts for the period 1 May 2009 to 31 December 2009 are based on the new structure where discounts remain relatively constant through the period.

During the three months ended 30 September 2009, volume discounts were US$11.9m, a decrease of US$8.3m, or 41%, compared with the three months ended 30 September 2008. The decrease reflects the changes to the VDS through the new distribution agreement – namely the reduced number of services eligible for volume discounts, plus structural changes which result in an even phasing of the discounts, unlike the previous schemes where discounts were at their highest in the third and fourth quarters. Following the removal of our BGAN services from the VDS, we have also implemented certain price reductions for BGAN services.

Maritime Sector: During the three months ended 30 September 2009, revenues from the maritime sector were US$89.1m, an increase of US$7.5m, or 9.2%, compared with the three months ended 30 September 2008. Adjusting for the impact of volume discounts, the underlying growth in the maritime sector during the three months ended 30 September 2009 compared to the three months ended 30 September 2008 was 5.3%.

Revenues from data services in the maritime sector during the three months ended 30 September 2009 were US$63.2m, an increase of US$7.3m, or 13.1%, compared with the three months ended 30 September 2008. The increase in revenues from data services reflects greater demand, primarily as a result of the continued take-up and strong usage of our Fleet and FleetBroadband services, plus pricing changes. Partially offsetting the increase in revenue was a decrease in revenue from our Inmarsat-B service due a decline in usage. Active Inmarsat-B terminal numbers continued to decline due to older ships being decommissioned or re-fitted with new equipment and new ships instead being fitted with Fleet and FleetBroadband terminals. In addition, there was a decrease in revenues from Mini M, where there is a long-term decline in demand for fax services.

Revenues from voice services in the maritime sector during the three months ended 30 September 2009 were US$25.9m, an increase of US$0.2m, or 0.8% compared with the three months ended 30 September 2008. Growth in demand for voice services among users of our Fleet and FleetBroadband services plus the beneficial impact of the new distribution agreement on average prices was partially offset by a decline in our Mini M service due to competition.

Land Mobile Sector: In the three months ended 30 September 2009, revenues from the land mobile sector were US$38.8m, an increase of US$1.5m, or 4.0%, compared with the three months ended 30 September 2008. Adjusted for the impact of the new distribution agreements, the underlying decline in the land sector during the three months ended 30 September 2009 compared to the three months ended 30 September 2008 was 2.4%.

Revenues from data services in the land mobile sector during the three months ended 30 September 2009 were US$37.0m, an increase of US$2.5m, or 7.2%, compared with the three months ended 30 September 2008. Continued strong growth in BGAN revenue and a pricing impact following the change to the new distribution agreements on 1 May 2009 was partially offset by the discontinuation of R-BGAN, which had revenues of US$1.9m during the three months ended 30 September 2008, the decline in GAN high-speed data traffic following reduced traffic levels in the Middle East as a result of troop withdrawals from Iraq and competition from VSAT.

Revenues from BGAN services for the three months ended 30 September 2009 were US$26.2m, an increase of US$5.3m, or 25%, compared with the three months ended 30 September 2008. These figures include voice, data and subscription revenues. As at 30 September 2009, active BGAN subscribers were 31,864 compared with 26,204 as at 30 September 2008, an increase of 5,660 or 22% period on period. BGAN revenue growth continues to be driven largely by new subscribers and increased traffic levels in Afghanistan, however active BGAN subscribers as at 30 September 2009 have remained unchanged from 30 June 2009, with growth in subscription paying customers offset by the removal of prepay terminals sold in 2008 primarily for emergency uses, and now are no longer recognised in our definition of active BGAN subscribers.

Revenues from voice services in the land mobile sector during the three months ended 30 September 2009 were US$1.8m, a decrease of US$1.0m, or 36%, compared with the three months ended 30 September 2008. This continues the trend experienced over the last few years of declining traffic volumes resulting from competition, principally for our Mini M and large antenna Mini M services, from other MSS operators. The decline in our Mini M service revenues were also negatively impacted by the reduced contractual requirements of a rural telephony contract in India during the three months ended 30 September 2009.

Aeronautical Sector: During the three months ended 30 September 2009, revenues from the aeronautical sector were US$19.7m, an increase of US$1.8m, or 10.1%, compared with the three months ended 30 September 2008. The increase is a result of continued demand for our Swift 64 high-speed data service which experienced a 21% increase in active channels compared with the three months ended 30 September 2008. Our Swift 64 service targets the government aircraft and business jet markets as well as being used by commercial airlines. In addition, revenues for low-speed data services benefited from increased industry demand. Finally, revenue also benefited from the early growth of SwiftBroadband services where at 30 September 2009 there were more than 400 SwiftBroadband channels activated on aircraft operating worldwide, making SwiftBroadband the fastest growing aeronautical service in Inmarsat’s history.

Leasing: During the three months ended 30 September 2009, revenues from leasing were US$26.7m, an increase of US$6.1m, or 30%, compared with the three months ended 30 September 2008. The increase was the result of additional contracts for maritime and land-based services and the expansion of a Swift 64 lease from an aeronautical customer.

Other income: Other income for the three months ended 30 September 2009 was US$2.4m, a decrease of US$2.7m or 53%, compared with the three months ended 30 September 2008, reflecting a decrease in revenue from the sale of satellite phone services (“SPS”) end-user terminals and lower in-orbit support services. Other income consists primarily of income from the provision of conference facilities, renting surplus office space, fees for in-orbit support services and revenue from sales of SPS end-user terminals.

Net operating costs

Net operating costs in the three months ended 30 September 2009 were US$43.7m, a decrease of US$6.5m, or 12.9%, compared with the three months ended 30 September 2008. The table below sets out the components of the Group’s net operating costs for each of the periods under review:

	Three months ended 30 September		Nine months ended 30 September
(US$ in millions)	2009	2008	2009	2008
Employee benefit costs	25.0	28.8	77.7	80.5
Network and satellite operations costs	10.1	9.9	29.7	28.7
Other operating costs	13.5	17.6	44.9	52.3
Work performed by the Group and capitalised	(4.9)	(6.1)	(14.7)	(17.3)

Total net operating costs	43.7	50.2	137.6	144.2

Impact of hedged foreign exchange rate

The functional currency of the Group’s principal subsidiaries is US Dollars. Approximately 60% of the Group’s costs are denominated in Pounds Sterling. Net operating costs in the third quarter of 2009 were affected by a favourable movement in the Group’s hedged rate of exchange from US$2.01/£1.00 in 2008 to US$1.92/£1.00 in 2009. The movement in the hedged rate of exchange in the quarter has resulted in a decrease in comparative costs of US$1.4m. The Group recently completed hedging arrangements for its 2010 anticipated sterling costs at an average exchange rate of US$1.49/£1.00.

Employee benefit costs

Employee benefit costs during the three months ended 30 September 2009 were US$25.0m, a decrease of US$3.8m, or 13.2%, compared with the three months ended 30 September 2008. The decrease can primarily be attributed to lower staff costs due to the favourable movement in the Group’s hedged rate of exchange and lower staff bonus costs. This was partially offset by an increase in total full-time equivalent headcount (488 at 30 September 2009 compared with 468 at 30 September 2008), mid-year salary cost increases in 2009 and higher stock compensation costs due to new share awards.

Network and satellite operations costs

Network and satellite operations costs during the three months ended 30 September 2009 were US$10.1m, an increase of US$0.2m, or 2.0%, compared with the three months ended 30 September 2008. The increase is predominantly due to in-orbit insurance relating to our third Inmarsat-4 satellite which was insured under the launch contract until August 2009 as well as new support and maintenance contracts relating to our Satellite Access Station (“SAS”) in Hawaii. Partially offsetting this increase was a decrease in software maintenance costs and service contracts.

Other operating costs

Other operating costs during the three months ended 30 September 2009 were US$13.5m, a decrease of US$4.1m, or 23%, compared with the three months ended 30 September 2008. The decrease relates to the movement in the Group’s hedged rate of exchange, lower professional fees, lower direct cost of sales due to fewer SPS terminal sales and a foreign exchange gain of US$1.6m recognised in the three months ended 30 September 2009 compared with a loss of US$0.2m recognised in the three months ended 30 September 2008.

Work performed by the Group and capitalised

Own work capitalised during the three months ended 30 September 2009 was US$4.9m, a decrease of US$1.2m, or 19.7%, compared with the three months ended 30 September 2008. The decrease was predominantly due to the capitalisation of costs relating to the launch (in August 2008) and in-orbit testing of the third Inmarsat-4 satellite in the three months ended 30 September 2008. Own work capitalised reflected the shift of work from our BGAN and Inmarsat-4 programmes to the development of the global satellite phone service (“GSPS”) network and terminals and the Alphasat satellite project.

EBITDA

As a result of the factors discussed above, EBITDA for the three months ended 30 September 2009 was US$133.0m, an increase of US$20.7m, or 18.4%, compared with the three months ended 30 September 2008. EBITDA margin has increased from 69.1% for the three months ended 30 September 2008 to 75.3% for the three months ended 30 September 2009, primarily as a result of increased revenues and reduced costs, including a favourable movement in the Group’s hedged rate of exchange. Set forth below is a reconciliation of profit for the period to EBITDA for each of the periods indicated:

	Three months ended 30 September		Nine months ended 30 September
(US$ in millions)	2009	2008	2009	2008
Profit for the period	50.2	37.6	129.8	103.2
Add back:
Income tax expense	19.8	15.9	46.4	42.8
Net interest payable	18.5	16.8	64.0	57.3
Depreciation and amortisation	44.5	42.0	135.5	126.6

EBITDA	133.0	112.3	375.7	329.9

EBITDA margin	75.3%	69.1%	73.2%	69.6%

Depreciation and amortisation

During the three months ended 30 September 2009, depreciation and amortisation was US$44.5m, an increase of US$2.5m, or 6.0%, compared with the three months ended 30 September 2008. The increase was due to depreciation on the third Inmarsat-4 satellite and third SAS in Hawaii, following the commencement of commercial service in January 2009. Partially offsetting the increase was a decrease in depreciation due to one of the Inmarsat-3 satellites becoming fully depreciated.

Operating profit

As a result of the factors discussed above, operating profit during the three months ended 30 September 2009 was US$88.5m, an increase of US$18.2m, or 26%, compared with the three months ended 30 September 2008.

Net interest payable

Net interest payable for the three months ended 30 September 2009 was US$18.5m, an increase of US$1.7m, or 10.1%, compared with the three months ended 30 September 2008.

Interest payable for the three months ended 30 September 2009 was US$19.2m, a decrease of US$2.2m, or 10.3%, compared with the three months ended 30 September 2008. The decrease was attributable to lower interest payable on the floating portion of our Senior Credit Facility as a result of a reduction in interest rates. In addition, interest payable reflected a credit of US$1.1m in the three months ended 30 September 2009, following the application of IAS 23 (as revised), ‘Borrowing Costs’ from 1 January 2008. Borrowing costs attributable to the construction of assets which take a substantial period of time to prepare for intended use (“qualifying assets”) will be capitalised and added to the cost of those assets. Although we applied IAS 23 (as revised) from 1 January 2008, we did not capitalise any interest during the three months ended 30 September 2008. Partially offsetting these decreases was an increase in interest incurred on interest rate swaps in place during the three months ended 30 September 2009.

Interest receivable for the three months ended 30 September 2009 was US$0.7m, a decrease of US$3.9m, or 85% compared with the three months ended 30 September 2008. In the three months ended 30 September 2008 we experienced an unrealised foreign exchange gain on the pension and post-retirement scheme liabilities, due to the movement of the US dollar exchange rate during the period.

Profit before tax

As a result of the factors discussed above, profit before tax during the three months ended 30 September 2009 was US$70.0m, an increase of US$16.5m, or 31%, compared with the three months ended 30 September 2008.

Income tax expense

The tax charge for the three months ended 30 September 2009 was US$19.8m, an increase of US$3.9m, or 25%, compared with the three months ended 30 September 2008. The increase in the tax charge was largely driven by the increase in profits for the three months ended 30 September 2009. This increase was partly offset by a reduction in the level of permanently disallowable expenditure and the reduction in the projected UK Corporation Tax rate from 28.5% to 28%. As a result the effective tax rate decreased from 29.7% for the three months ended 30 September 2008 to 28.3% for the three months ended 30 September 2009.

Profit for the period

As a result of the factors discussed above, profit for the three months ended 30 September 2009 was US$50.2m, an increase of US$12.6m, or 34%, compared with the three months ended 30 September 2008.

Liquidity and capital resources

Among satellite companies, the Group has historically maintained one of the lowest levels of debt leverage, as measured by the ratio of Net Borrowings to EBITDA. As a result of this prudent approach we have been well positioned to access the capital markets when needed to meet our financing needs. We have no debt maturities in the next 12 months. On 6 November 2009, we elected to draw on our new US$500.0m Senior Credit Facility, which was signed and previously announced by us in July 2009. The new facility consists of a US$200.0m term loan and a US$300.0m revolving credit facility (of which we have initially drawn US$90.0m). Under the terms of the new Senior Credit Facility we used the initial drawings of US$290.0m, together with an amount from cash on hand, to pre-pay and cancel our previous senior credit facility. On the pre-payment date, the amount outstanding under the previous senior credit facility was US$315.0m. The new Senior Credit Facility will mature in May 2012 and has substantially similar terms and conditions as the previous credit facility, with the exception of an increase in margin reflecting current loan market conditions. Advances under the new Senior Credit Facility will bear interest equal to LIBOR, plus an applicable margin of between 2.00% and 3.00% determined by reference to the ratio of total net debt to EBITDA.

The Group has significant headroom in all of the covenants in our Senior Credit Facility and expects to be able to operate within these covenants in the coming year. In addition, the Group’s business remains highly cash-generative, meaning the Group can reduce debt and continue to fund dividends to our parent company.

The Group had Net Borrowings at 30 September 2009 of US$1,214.6m primarily comprising Senior Credit Facility drawings of US$365.0m, Senior Notes of US$160.4m (net of US$150.0m Senior Notes held by the Group, being 48% of the aggregate principal amount outstanding), subordinated parent company loan of US$784.6m (including accretion of principal) and deferred satellite payments of US$49.5m, net of cash and cash equivalents of US$148.2m.

The total borrowings figures disclosed in note 5 can be reconciled to the Net Borrowings figure above as follows:

(US$ in millions)	As at 30 September 2009	As at 31 December 2008
Total borrowings	1,362.8	1,374.1
Cash and cash equivalents	(148.2)	(51.2)

Net Borrowings (gross of deferred finance costs)	1,214.6	1,322.9

The table below shows the condensed consolidated cash flow for the Group for the three and nine months ended 30 September 2009:

	Three months ended 30 September		Nine months ended 30 September
(US$ in millions)	2009	2008	2009	2008
Net cash from operating activities	154.1	129.9	393.7	308.0
Net cash used in investing activities excluding capital expenditure	(6.0)	(6.6)	(17.5)	(20.9)
Capital expenditure	(35.5)	(60.8)	(100.7)	(146.4)
Net cash used in financing activities	(20.8)	(42.0)	(172.9)	(129.9)
Foreign exchange adjustment	(0.1)	0.7	—	0.7

Net increase in cash and cash equivalents	91.7	21.2	102.6	11.5

Net cash generated from operating activities during the three months ended 30 September 2009 was US$154.1m compared with US$129.9m during the three months ended 30 September 2008. The increase primarily relates to working capital movements in respect of the change in payment terms following the signing of the new distribution agreements in April 2009 and increased EBITDA. The increase has been partially offset by an increase in cash tax paid during the three months ended 30 September 2009, when we became cash taxpaying, compared to the three months ended 30 September 2008. We anticipate that we will continue to be cash taxpaying in the foreseeable future.

Net cash used in investing activities, excluding capital expenditure, during the three months ended 30 September 2009 was US$6.0m compared with US$6.6m for the three months ended 30 September 2008. The decrease related to work performed by the Group and capitalised which decreased due to a shift in work from our BGAN and Inmarsat-4 programmes to the development of the GSPS network and terminals and the Alphasat satellite project.

Capital expenditure during the three months ended 30 September 2009 was US$35.5m compared with US$60.8m for the three months ended 30 September 2008. There was a shift in capital expenditure from milestone payments in respect of the third Inmarsat-4 satellite and the SAS in Hawaii, to expenditure on the GSPS network and terminals and the Alphasat satellite project. Cash used in investing activities may fluctuate with the timing of milestone payments on current projects.

Net cash used in financing activities during the three months ended 30 September 2009 was US$20.8m compared with US$42.0m for the three months ended 30 September 2008. During the three months ended 30 September 2009 the Group paid US$11.1m of interest on the Senior Notes and Senior Credit Facility, purchased US$3.3m in principal amount of our Senior Notes and paid US$6.4m in arrangement fees relating to the new Senior Credit Facility that was entered into in July 2009. During the three months ended 30 September 2008, the Group paid US$9.5m of interest on the Senior Notes and Senior Credit Facility and repaid US$60.0m previously drawn down on the Revolving Senior Credit Facility (US$300.0m facility). Offsetting these outflows in part was an intercompany inflow of US$27.5m.

The Group continually evaluates sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities.

On 9 October 2009 we cancelled $150.0m principal amount of our Senior Notes that we had previously purchased and held at 30 September 2009. As our policy has been to report the principal amount outstanding net of any Senior Notes purchased by us, the cancellation will have no effect on our reported Net Borrowings.

Free cash flow

The Group generated positive free cash flow of US$102.8m for the three months ended 30 September 2009, an increase of US$48.6m, or 90%, compared with the three months ended 30 September 2008. The increase was primarily attributable to increased EBITDA, the decrease in capital expenditure and working capital movements in respect of the change in payment terms following the signing of the new distribution agreements in April 2009, partially offset by an increase in net cash interest and tax paid during the three months ended 30 September 2009.

The table below shows the free cash flow for the Group for the three months ended 30 September 2009:

	Three months ended 30 September		Nine months ended 30 September
(US$ in millions)	2009	2008	2009	2008
Cash generated from operations	159.1	129.7	398.8	307.3
Capital expenditure	(35.5)	(60.8)	(100.7)	(146.4)
Capitalised operating costs	(4.7)	(5.4)	(15.0)	(18.4)
Net cash interest paid	(11.0)	(9.2)	(27.2)	(27.2)
Cash tax paid	(5.1)	(0.1)	(5.4)	(0.3)

Free cash flow	102.8	54.2	250.5	115.0

Recent events

Subsequent to 30 September 2009, other than the events discussed above, there have been no other material events which would affect the information reflected in the condensed consolidated financial results of the Group.

INMARSAT GROUP LIMITED

CONDENSED CONSOLIDATED INCOME STATEMENT

(unaudited)

	Three months ended 30 September		Nine months ended 30 September
(US$ in millions)	2009	2008	2009	2008
Revenue	176.7	162.5	513.3	474.1
Employee benefit costs	(25.0)	(28.8)	(77.7)	(80.5)
Network and satellite operations costs	(10.1)	(9.9)	(29.7)	(28.7)
Other operating costs	(13.5)	(17.6)	(44.9)	(52.3)
Work performed by the Group and capitalised	4.9	6.1	14.7	17.3

EBITDA	133.0	112.3	375.7	329.9
Depreciation and amortisation	(44.5)	(42.0)	(135.5)	(126.6)

Operating profit	88.5	70.3	240.2	203.3
Interest receivable and similar income	0.7	4.6	1.7	4.8
Interest payable and similar charges	(19.2)	(21.4)	(65.7)	(62.1)

Net interest payable	(18.5)	(16.8)	(64.0)	(57.3)

Profit before income tax	70.0	53.5	176.2	146.0
Income tax expense	(19.8)	(15.9)	(46.4)	(42.8)

Profit for the period	50.2	37.6	129.8	103.2

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

(unaudited)

	Three months ended 30 September		Nine months ended 30 September
(US$ in millions)	2009	2008	2009	2008
Profit for the period	50.2	37.6	129.8	103.2

Gains/(losses) on cash flow hedges	0.8	(13.7)	40.6	(10.6)
Actuarial losses from pension and post-retirement healthcare benefits	—	—	(15.1)	(11.3)
Tax credited/(charged) directly to equity	0.1	4.5	(6.0)	7.2

Net gains/(losses) recognised directly in equity	0.9	(9.2)	19.5	(14.7)

Total recognised income for the period	51.1	28.4	149.3	88.5

INMARSAT GROUP LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET

(US$ in millions)	As at 30 September 2009 (unaudited)	As at 31 December 2008 (audited)
Assets

Non-current assets
Property, plant and equipment	1,279.2	1,308.3
Intangible assets	522.0	513.7
Other receivables	26.9	—
Deferred income tax assets	—	28.1
Derivative financial instruments	13.0	8.6

	1,841.1	1,858.7

Current assets
Cash and cash equivalents	148.2	51.2
Trade and other receivables	180.3	215.5
Inventories	2.3	5.0
Derivative financial instruments	9.8	1.1

	340.6	272.8

Total assets	2,181.7	2,131.5

Liabilities
Current liabilities
Borrowings	374.9	205.9
Trade and other payables	164.9	116.5
Provisions	0.7	—
Current income tax liabilities	31.9	15.7
Derivative financial instruments	4.9	31.7

	577.3	369.8

Non-current liabilities
Borrowings	983.4	1,162.1
Other payables	13.1	14.3
Provisions	45.7	27.5
Deferred income tax liabilities	2.7	—
Derivative financial instruments	28.6	37.5

	1,073.5	1,241.4

Total liabilities	1,650.8	1,611.2

Net assets	530.9	520.3

Shareholders’ equity
Ordinary shares	0.4	0.4
Share premium	346.3	346.1
Other reserves	21.0	(14.2)
Retained earnings	163.2	188.0

Total shareholders’ equity	530.9	520.3

INMARSAT GROUP LIMITED

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(unaudited)

	Three months ended 30 September		Nine months ended 30 September
(US$ in millions)	2009	2008	2009	2008
Cash flow from operating activities
Cash generated from operations	159.1	129.7	398.8	307.3
Interest received	0.1	0.3	0.3	1.0
Income taxes paid	(5.1)	(0.1)	(5.4)	(0.3)

Net cash flow from operating activities	154.1	129.9	393.7	308.0

Cash flow from investing activities
Purchase of property, plant and equipment	(35.5)	(60.8)	(100.7)	(146.4)
Work performed by the Group and capitalised	(4.7)	(5.4)	(15.0)	(18.4)
Consideration under ACeS collaboration arrangement	(1.3)	(1.2)	(2.5)	(2.5)

Net cash used in investing activities	(41.5)	(67.4)	(118.2)	(167.3)

Cash flow from financing activities
Dividends paid	—	—	(86.5)	(104.1)
Net (repayment)/drawdown of Revolving Senior Credit Facility	—	(60.0)	—	30.0
Repayment of Senior Credit Facility	—	—	(25.0)	—
Interest paid on Senior Notes and Facilities	(11.1)	(9.5)	(27.5)	(28.2)
Purchase of Senior Notes	(3.3)	—	(3.3)	(55.1)
Forward Start Facility arrangement fees	(6.4)	—	(6.4)	—
Intercompany funding	—	27.5	(24.2)	27.5

Net cash used in financing activities	(20.8)	(42.0)	(172.9)	(129.9)

Foreign exchange adjustment	(0.1)	0.7	—	0.7

Net increase in cash and cash equivalents	91.7	21.2	102.6	11.5

Movement in cash and cash equivalents
At beginning of period	56.4	21.5	45.5	31.2
Net increase in cash and cash equivalents	91.7	21.2	102.6	11.5

As reported on balance sheet (net of bank overdrafts)	148.1	42.7	148.1	42.7

At end of period, comprising
Cash at bank and in hand	4.1	0.7	4.1	0.7
Short-term deposits with original maturity of less than 3 months	144.1	42.0	144.1	42.0
Bank overdrafts	(0.1)	—	(0.1)	—

	148.1	42.7	148.1	42.7

INMARSAT GROUP LIMITED

STATEMENT OF CHANGES IN EQUITY

(US$ in millions)	Ordinary share capital	Share premium account	Other reserves	Retained earnings	Total
Balance at 1 January 2008 (audited)	0.4	346.1	5.5	(1.9)	350.1
Profit for the year	—	—	—	356.4	356.4
Dividend payable	—	—	—	(159.6)	(159.6)
Actuarial losses from pension and post-retirement benefits	—	—	—	(11.0)	(11.0)
Share option charge	—	—	7.3	—	7.3
Fair value losses – cash flow hedges	—	—	(37.5)	—	(37.5)
Tax credited directly to equity	—	—	10.5	4.1	14.6

Balance at 31 December 2008 (audited)	0.4	346.1	(14.2)	188.0	520.3

Profit for the period	—	—	—	129.8	129.8
Dividend payable	—	—	—	(144.9)	(144.9)
Actuarial losses from pension and post-retirement benefits	—	—	—	(15.1)	(15.1)
Issue of shares	—	0.2	—	—	0.2
Share option charge	—	—	6.0	—	6.0
Fair value gains – cash flow hedges	—	—	40.6	—	40.6
Tax (charged)/credited directly to equity	—	—	(11.4)	5.4	(6.0)

Balance at 30 September 2009 (unaudited)	0.4	346.3	21.0	163.2	530.9

Notes to the Condensed Consolidated Financial Statements

1. General information

The principal activity of Inmarsat Group Limited and its subsidiaries (together “the Group”) is the provision of mobile satellite communications services (“MSS”).

These unaudited condensed consolidated financial results were approved for issue by the Board of Directors on 9 November 2009.

The financial information for the year ended 31 December 2008 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for the year ended 31 December 2008 has been delivered to the Registrar of Companies. The auditors’ report on those accounts was not qualified and did not contain statements under Section 237(2) or 237(4) of the Companies Act 1985.

2. Principal accounting policies

Basis of preparation

The unaudited Group results for the three and nine months ended 30 September 2009 have been prepared on a basis consistent with the International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standards (“IAS”) 34, ‘Interim Financial Reporting’.

These unaudited condensed consolidated interim financial statements should be read in conjunction with the most recent annual financial statements, which are for the year ended 31 December 2008, as filed with the SEC on Form 20-F on 29 April 2009 (the “Form 20-F”). The unaudited condensed consolidated interim financial statements are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under IFRS, as set out on pages F-3 to F-44 of the Form 20-F. In the opinion of management, all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three and nine months ended 30 September 2009 are not necessarily indicative of the results that may be expected for the year ending 31 December 2009. The consolidated balance sheet as at 31 December 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by IFRS for complete financial statements.

IAS 1 (revised), ‘Presentation of Financial Statements’, requires the presentation of a statement of changes in equity as a primary statement, separate from the income statement and statement of comprehensive income. As a result, a condensed consolidated statement of changes in equity has been included in the primary statements, showing changes in each component of equity for each period presented.

The Group has a robust and resilient business model, strong free cash flow generation and is compliant with all covenants. As a consequence and despite the continuing uncertain economic outlook, the Directors believe that the Group is well placed to manage its business risks successfully. After considering current financial projections and facilities available and after making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Group continues to adopt the going concern basis in preparing the consolidated financial statements.

Basis of accounting

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period.

Although these estimates are based on management’s best estimate of the amount, event or actions, these results ultimately may differ from those estimates.

Accounting policies adopted in preparing these condensed consolidated financial statements have been selected in accordance with IFRS.

On 1 January 2009, the Group adopted IFRS 8, ‘Operating Segments’. IFRS 8 replaces IAS 14, ‘Segment Reporting’ and requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by senior management to allocate resources to the segments and to assess their performance. The segments identified in accordance with IFRS 8 are consistent with those previously disclosed under IAS 14. Therefore, there is no material impact of adopting IFRS 8 in these consolidated financial results.

3. Segmental information

IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Executive Management Board (“EMB”) to allocate resources and assess performance. Information reported to the EMB is focused on the core operation of the Group being the supply of MSS. MSS therefore represents the one reportable segment of the Group.

MSS revenue is derived from the supply of airtime, equipment and services to our distribution partners and end-users of mobile satellite communications and represents the Group’s revenues from its sale of major products and services to external customers.

“Other” principally comprises income from technical support to other operators, the provision of conference facilities, leasing surplus office space to external organizations. “Other” also includes Group borrowings and the related interest expense.

Primary reporting format – business segments

	Three months ended 30 September 2009 (unaudited)				Three months ended 30 September 2008 (unaudited)
(US$ in millions)	MSS	Other	Unallocated	Total	MSS	Other	Unallocated	Total
Revenue	175.0	1.7	—	176.7	158.9	3.6	—	162.5

Segment result (operating profit/(loss))	89.3	(0.8)	—	88.5	68.8	1.5	—	70.3
Net interest charged to the income statement	—	—	(18.5)	(18.5)	—	—	(16.8)	(16.8)

Profit before income tax				70.0				53.5
Income tax expense				(19.8)				(15.9)

Profit for the period				50.2				37.6

Segment assets	2,033.5	—	148.2	2,181.7	2,031.3	—	42.7	2,074.0
Segment liabilities	(257.9)	—	(1,392.9)	(1,650.8)	(272.1)	—	(1,517.6)	(1,789.7)
Capital expenditure(a)	(39.9)	—	—	(39.9)	(70.2)	—	—	(70.2)
Depreciation	(42.6)	—	—	(42.6)	(36.2)	—	—	(36.2)
Amortisation of intangible assets	(1.9)	—	—	(1.9)	(5.8)	—	—	(5.8)

(a)	Capital expenditure stated using accruals basis.

3. Segmental information (continued)

	Nine months ended 30 September 2009 (unaudited)				Nine months ended 30 September 2008 (unaudited)
(US$ in millions)	MSS	Other	Unallocated	Total	MSS	Other	Unallocated	Total
Revenue	507.6	5.7	—	513.3	466.5	7.6	—	474.1

Segment result (operating profit/(loss))	241.0	(0.8)	—	240.2	201.8	1.5	—	203.3
Net interest charged to the income statement	—	—	(64.0)	(64.0)	—	—	(57.3)	(57.3)

Profit before income tax				176.2				146.0
Income tax expense				(46.4)				(42.8)

Profit for the period				129.8				103.2

Segment assets	2,033.5	—	148.2	2,181.7	2,031.3	—	42.7	2,074.0
Segment liabilities	(257.9)	—	(1,392.9)	(1,650.8)	(272.1)	—	(1,517.6)	(1,789.7)
Capital expenditure(a)	(114.7)	—	—	(114.7)	(157.3)	—	—	(157.3)
Depreciation	(123.4)	—	—	(123.4)	(109.8)	—	—	(109.8)
Amortisation of intangible assets	(12.1)	—	—	(12.1)	(16.8)	—	—	(16.8)

(a)	Capital expenditure stated using accruals basis.

4. Net interest payable

	Three months ended 30 September (unaudited)		Nine months ended 30 September (unaudited)
(US$ in millions)	2009	2008	2009	2008
Interest on subordinated parent company loan	(11.7)	(11.4)	(35.3)	(32.7)
Interest on Senior Notes and Senior Credit Facility	(4.7)	(6.7)	(16.2)	(22.0)
Unwinding of discount on deferred satellite liabilities	(0.9)	(0.7)	(2.4)	(2.1)
Amortisation of debt issue costs	(0.7)	(0.8)	(2.1)	(2.1)
Pension and post-retirement liability finance costs	1.1	—	(3.4)	—
Other interest	(0.2)	(0.2)	(0.7)	(0.7)
Interest rate swaps	(3.2)	(1.6)	(8.3)	(2.5)

Interest payable and similar charges	(20.3)	(21.4)	(68.4)	(62.1)
Less: Amounts included in the cost of qualifying assets	1.1	—	2.7	—

Total interest payable and similar charges	(19.2)	(21.4)	(65.7)	(62.1)

Bank interest receivable and other interest	0.7	0.5	1.7	1.1
Pension and post-retirement liability finance gains	—	4.1	—	3.7

Total interest receivable and similar income	0.7	4.6	1.7	4.8

Net interest payable	(18.5)	(16.8)	(64.0)	(57.3)

5. Borrowings

Borrowings are shown net of unamortised deferred finance costs, which have been allocated as follows:

	As a 30 September 2009 (unaudited)			As at 31 December 2008 (audited)
(US$ in millions)	Amount	Deferred finance costs	Net balance	Amount	Deferred finance costs	Net balance
Current:
Bank overdrafts	0.1	—	0.1	5.7	—	5.7
Deferred satellite payments	10.1	—	10.1	10.2	—	10.2
Senior Credit Facility	365.0	(0.3)	364.7	190.0	—	190.0

Total current borrowings	375.2	(0.3)	374.9	205.9	—	205.9
Non-current:
Senior Credit Facility	—	—	—	200.0	(0.6)	199.4
Subordinated parent company loan – principal	766.9	—	766.9	766.9	—	766.9
– interest	17.7	—	17.7	5.7	—	5.7
Senior Notes	160.4	(4.2)	156.2	163.7	(5.5)	158.2
Premium on Senior Notes	0.5	—	0.5	0.7	—	0.7
Deferred satellite payments	39.4	—	39.4	31.2	—	31.2
Intercompany loan	2.7	—	2.7	—	—	—

Total non-current borrowings	987.6	(4.2)	983.4	1,168.2	(6.1)	1,162.1

Total Borrowings	1,362.8	(4.5)	1,358.3	1,374.1	(6.1)	1,368.0

Cash and cash equivalents	(148.2)	—	(148.2)	(51.2)	—	(51.2)

Net Borrowings	1,214.6	(4.5)	1,210.1	1,322.9	(6.1)	1,316.8